UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 333-143444

Dollarama Group Holdings L.P.

5805 Royalmount Avenue

Montreal, Quebec H4P 0A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 28, 2010, Dollarama Inc. (“Dollarama”), the parent company of Dollarama Group Holdings L.P., closed the previously announced secondary offering of 11,689,750 of its common shares (which includes 1,524,750 shares purchased by the underwriters pursuant to their overallotment option) in the aggregate by certain selling shareholders in Canada. Specifically, Bain Dollarama (Luxembourg) One S. à .r. l, an entity indirectly owned by funds advised by Bain Capital Partners, LLC sold 9,702,613 common shares, an entity controlled by Larry Rossy sold 1,940,410 common shares, and Stéphane Gonthier sold 46,727 common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLARAMA GROUP HOLDINGS L.P.

By:	Dollarama Group Holdings GP ULC, its general partner

By:	/S/ LARRY ROSSY
Name: Title:	Larry Rossy Chief Executive Officer

Date: April 28, 2010